

July 8, 2015

Stephen Weclew
Chief Financial Officer
LM Funding America, Inc.
302 Knights Run Avenue, Suite 1000
Tampa, Florida 33602

> **Re: LM Funding America, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 25, 2015**
> **File No. 333-205232**

Dear Mr. Weclew:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Unaudited Pro Forma Financial Statements, page 36

1. Please revise to provide a pro forma income statement for your most recent fiscal year end (i.e. year ended December 31, 2014).

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 39

2. We note your response to our comment 26 and the roll forwards included on page 40. Please revise to clarify the difference between purchases and investments as used in the roll forwards.

3. We note your discussion of the New Neighbor Guaranty product and your dependence on the Florida court systems for timely adjudication. We further note your intention to expand this product on a national basis. Please disclose whether you have identified other areas where adjudication is timely and your business may be successful. In addition, given that you have observed a decline in your original product and will rely on the growth of the New Neighbor Guaranty product, consider adding a risk factor about the obstacles to this expansion nationally.

Business

Company Overview, page 53

4. We note your response and related revisions to our comment 34. Please clarify why there are no legal fees included in the New Neighbor Guaranty example on page 53.

Products – New Neighbor Guaranty, page 58

5. We note your response and related revisions to our comment 38. Please expand to disclose the cancellation clause of the AmTrust insurance policy in sufficient detail (e.g. any reasons needed for cancellation – at-will or for-cause, cancellation rights of each party, any required advance notice, etc.).

6. Please revise here and in other appropriate sections of your filing to clarify when you stop paying the monthly assessment on the New Neighbor Guaranty product. For example, clarify if you stop paying the monthly assessment if the full amount due is collected.

Market Trends and Opportunities
REO, page 61

7. We note your response to our comment 42. Please include the fair market value of your real estate owned as a result of foreclosures. Additionally, please include disclosure similar to your disclosure in this section in the Summary.

Certain Relationships and Related Party Transactions
Transactions with Related Parties, page 81

8. We note your response to our comment 48. Please disclose Ms. Gould's employment with BLG, including the terms of such employment, under the "Transactions with Related Parties" heading.

Notes to the Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page F-7

9. We note your response to our comment 50 stating that your finance receivables are not in the scope of ASC 310-30 as you do not fund any of your finance receivables for which it is probable at the time of funding that you will be unable to collect your invested amount. However, ASC 310-30 applies to all loans with evidence of deterioration of credit quality since origination acquired by completion of a transfer for which it is probable, at acquisition, that the investor will be unable to collect all <u>contractually required</u> payments receivable.

    Please tell us how you considered whether your finance receivables were acquired by a completion of a transfer as defined in ASC 310-30 and tell us how you considered whether it was probable, at acquisition, that you would be unable to collect all contractually required payments.

    If you conclude your finance receivables are in the scope of ASC 310-30, please revise your accounting policies as appropriate to be consistent with the guidance in ASC 310-30 and disclose the information required under ASC 310-30-50. We note that under ASC 310-30-35-3, the cost recovery and cash basis method of income recognition may be appropriate if you are unable to have a reasonable expectation about the timing and amount of cash flows expected to be collected.

Finance Receivables, page F-8

10. We note your response and related changes to our comment 49. Please revise to disclose the amount recovered from credit insurance for each period presented.

11. We note your response and related changes to our comment 53. Please revise to disclose the information required by ASC 310-10-50-11B(b).

Note 9. Fair Value of Financial Instruments, page F-15

12. We note that page 8 of the valuation report details key inputs to the discounted cash flow calculation and that the calculation assumes 3% of the outstanding receivables are collected each quarter. Please reconcile this assumption with the cash flow information on page 40 of your filing that indicates that approximately 14% and 12% of the outstanding receivables were collected in the quarter ended March 31, 2015 and March 31, 2014 and that approximately 45% and 37% of the outstanding receivables were collected in the year ended December 31, 2014 and 2013, respectively. If appropriate, please revise your estimate of the fair value of your finance receivables and update your disclosure.

Condensed Consolidated Financial Statements for the Period Ended March 31, 2015

Notes to the Condensed Consolidated Financial Statements, page F-21

13. We note that you had approximately $1.9 million of Other Indebtedness as disclosed in the condensed consolidated balance sheet as of March 31, 2015 on page F-17. Please revise to disclose the information required by Rule 5-02.22 of Regulation S-X and ASC 470-10-50.

Exhibit 5.1 – Opinion of Foley & Lardner LLP

14. Please revise to opine that the warrants are a binding obligation of the company under the laws of the jurisdiction governing them. Please refer to Section II.B.1.F of Staff Legal Bulletin No. 19 (CF) dated October 14, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Stephen Kim at (202) 551-3291 or Michael Volley at (202) 551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact Josh Samples at (202) 551-3199 or me at (202) 551-3464 with any other questions.

Sincerely,

p.p. /s/ Michael Clampitt

Kathryn McHale
Senior Staff Attorney

cc.   Curt Creely
        Foley & Lardner LLP